UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

VERINT SYSTEMS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

92343X100

(CUSIP number)

Shefali A. Shah, Esq.

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

with a copy to:

David E. Zeltner, Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

(Name, address and telephone number of person authorized to receive notices and communications)

August 12, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 92343X100	Page 2

1.	NAME OF REPORTING PERSON: COMVERSE TECHNOLOGY, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 27,277,059*
	8.	SHARED VOTING POWER: – 0 –
	9.	SOLE DISPOSITIVE POWER: 27,277,059*
	10.	SHARED DISPOSITIVE POWER: – 0 –
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 27,277,059*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.7%*
14	TYPE OF REPORTING PERSON: CO

*	Assumes conversion of the Verint Preferred Stock (as defined in Item 5 herein) as of July 31, 2012. The percentage of class is calculated based upon 50,760,254 shares of Verint Common Stock (as defined in Item 5 herein) outstanding, representing 39,772,218 shares of Verint Common Stock outstanding as of July 31, 2012 and approximately 10.99 million shares of Verint Common Stock issuable to the Reporting Person assuming conversion of the Verint Preferred Stock, as reported by the Issuer to the Reporting Person.

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D filed by Comverse Technology, Inc., a New York corporation (the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on June 1, 2007, as amended on July 19, 2010, January 11, 2011, January 14, 2011, May 17, 2011, March 20, 2012 and May 30, 2012 (as so amended, the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common stock, par value $0.001 per share (the “Verint Common Stock”), of Verint Systems Inc., a Delaware corporation (the “Issuer” or “Verint”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following paragraphs:

Merger Agreement

On August 12, 2012, the Reporting Person and Verint entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger, upon the terms and subject to the conditions set forth in the Merger Agreement, of the Reporting Person with and into a wholly-owned subsidiary of Verint (the “Merger”). At the completion of the Merger, each share of the Reporting Person’s common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive new shares of Verint common stock (“Verint Common Stock”) at an exchange ratio specified in the Merger Agreement and described below. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

As of July 31, 2012, the Reporting Person held shares of Verint Common Stock representing approximately 41.0% of the total number of shares of Verint Common Stock outstanding, as well as all of Verint’s outstanding Series A Convertible Preferred Stock (“Verint Preferred Stock”) which, if converted, would result in the Reporting Person holding in the aggregate approximately 53.7% of the total number of shares of Verint Common Stock then outstanding.

Completion of the Merger is contingent upon, among other things, completion of the Reporting Person’s previously announced distribution to its shareholders of substantially all of its assets other than its interest in Verint, including its interest in Comverse, Inc. (“CNS”) (referred to as the “CNS share distribution”), or other sale or disposition by the Reporting Person of those assets (referred to as a “CNS disposition”).

The share exchange provision of the Merger Agreement provides that each holder of shares of the Reporting Person’s common stock will receive new shares of Verint Common Stock representing such holder’s pro rata portion of an aggregate number of shares of Verint Common Stock equal to the sum of (1) the shares of Verint Common Stock held by the Reporting Person immediately prior to the completion of the Merger (including the shares of Verint Common Stock issuable upon conversion of the shares of Verint Preferred Stock held by the Reporting Person at a conversion price of $32.66) plus (2) additional shares of Verint Common Stock the number of which is equal to the dollar value described below (the “Target Amount”) divided by the average of the daily volume weighted averages of the trading prices of Verint Common Stock on the NASDAQ Global Market during the 20 consecutive trading days ending on the second trading day immediately prior to the closing date of the Merger (the “Average Closing Price”), plus (3) additional shares of Verint Common Stock based on the positive net worth of the Reporting Person (as determined in accordance with the Merger Agreement) immediately prior to the completion of the Merger, up to a maximum of dollar value of $10 million. The Target Amount will be $25 million if the CNS share distribution or a CNS disposition occurs on or prior to October 31, 2012 and will be reduced (a) to $15 million if the CNS share distribution or a CNS disposition occurs after October 31,

2012 but on or prior to January 31, 2013, (b) to $5 million if the CNS share distribution or a CNS disposition occurs after January 31, 2013 but on or prior to April 30, 2013 and (c) to zero if the CNS share distribution or a CNS disposition occurs after April 30, 2013 or, if as of the completion of the Merger, the Reporting Person beneficially owns less than 50% of the outstanding shares of Verint Common Stock (on an as-exercised and fully diluted basis), unless such level of ownership results from the issuance by Verint of new shares of voting securities after the date of the Merger Agreement. The number of shares of Verint Common Stock into which one share of the Reporting Person’s common stock will convert as a result of the Merger is referred to herein as the “Exchange Ratio.”

Each outstanding share of Verint Common Stock and Verint Preferred Stock held by the Reporting Person at the completion of the Merger will be cancelled. Any outstanding shares of Verint Preferred Stock held by stockholders other than the Reporting Person will be cancelled and converted into shares of Verint Common Stock in accordance with the terms of the certificate of designation of the Verint Preferred Stock, which will be amended prior to completion of the Merger to provide for such cancellation and conversion. Holders of shares of Verint Common Stock immediately prior to the completion of the Merger, other than the Reporting Person, will continue to own their existing shares, which will not be affected by the Merger.

In addition, the Merger Agreement includes provisions relating to the treatment of share-based awards held by individuals that will remain employees and directors of the Reporting Person following the completion of the CNS share distribution. In connection with the Merger, (1) each issued and outstanding option to acquire shares of the Reporting Person’s common stock, whether vested or unvested, will be canceled immediately prior to the effective time of the Merger and the holder thereof will instead be entitled to receive an amount, if any, in cash per each share subject to such option equal to the Exchange Ratio multiplied by the Average Closing Price, net of the exercise price of such option (or, if the exercise price of such option exceeds the product of the Exchange Ratio multiplied by the Average Closing Price, such option will be cancelled with no further compensation due to the holder of such option), (2) subject to applicable deferral provisions, each issued and outstanding restricted stock unit, deferred stock unit or similar right that represents a right to receive one share of the Reporting Person’s common stock (including each “performance share award” denominated in such units or rights) will be canceled immediately prior to the effective time of the Merger, and the holder thereof will instead be entitled to receive for each such unit or right a number of shares of Verint Common Stock equal to the Exchange Ratio, and (3) subject to applicable deferral provisions, each issued and outstanding restricted stock unit, deferred stock unit or similar right that represents a right to receive an amount in cash based upon the value of one share of the Reporting Person’s common stock (including each “performance share award” denominated in such units or rights), will be canceled immediately prior to the effective time of the Merger, and the holder thereof will instead be entitled to receive an amount in cash per each such unit or right equal to the Exchange Ratio multiplied by the Average Closing Price.

The completion of the Merger is subject to several conditions that the parties believe are customary for transactions of this type, including, among others, (1) that the CNS share distribution or a CNS disposition be completed at least one day prior to the closing date of the Merger, (2) the adoption of the Merger Agreement by the requisite votes of Verint’s stockholders and the Reporting Person’s shareholders as well as, in the case of Verint, by the affirmative vote of holders representing a majority of shares of Verint Common Stock present, in person or by proxy, at the meeting of stockholders that are not held by the Reporting Person or its subsidiaries, (3) the absence of a material adverse effect with respect to Verint, the Reporting Person or CNS, (4) effectiveness of the Form S-4 registration statement relating to the issuance of the Verint Common Stock in the Merger and the absence of any stop order (or proceedings seeking a stop order) in respect thereof, (5) authorization for listing on the NASDAQ Stock

Market of the Verint Common Stock to be issued in the Merger and (6) receipt of tax opinions from Verint’s and the Reporting Person’s respective counsel stating that the Merger should be treated as a reorganization qualifying under Section 368(a) of the Internal Revenue Code.

In addition, completion of the Merger by Verint is subject to other conditions, including (1) receipt of confirmation of the positive net worth of the Reporting Person (as determined in accordance with the Merger Agreement), (2) receipt of copies of the opinions with respect to the capital adequacy of the Reporting Person and CNS (or in the case of a disposition of CNS, the acquirer of CNS) delivered to the Reporting Person’s board of directors from a nationally recognized provider of such opinions, (3) determination by Verint’s board of directors (in good faith after consultation with counsel) that there are no pending or threatened actions (other than shareholder actions arising out of the potential Merger or the CNS share distribution) that create a liability to Verint in excess of $10 million or a material adverse effect on the Reporting Person, taking into account certain indemnification obligations, and (4) if the CNS disposition occurs, the agreements relating to such disposition not incorporating, in all material respects, the terms, conditions rights or privileges currently set forth in the agreements relating to the CNS share distribution that are for the benefit of the Reporting Person, including any right of indemnity.

The Merger Agreement restricts the Reporting Person from amending or modifying the terms of the agreements relating to the CNS share distribution from the forms attached to the Merger Agreement without Verint’s consent if those amendments or modifications would adversely affect the rights of Verint or the Reporting Person under those agreements in any material respect, including without limitation the right of the Reporting Person to be indemnified for specified losses related to CNS.

The Merger Agreement provides certain termination rights to both Verint and the Reporting Person, including in the event that the CNS share distribution or a CNS disposition does not occur by April 30, 2013, and further provides that in connection with the termination of the Merger Agreement under specified circumstances, Verint may be required to pay the Reporting Person, or the Reporting Person may be required to pay Verint, a fee of $10 million and/or such party’s out-of-pocket expenses. Furthermore, upon termination of the Merger Agreement under certain circumstances, the Reporting Person and Verint would be entitled to certain rights and subject to certain obligations set forth in the Governance and Repurchase Rights Agreement, as further described below.

The terms of the Merger Agreement were negotiated between the Reporting Person and a special committee of the board of directors of Verint consisting solely of independent directors not affiliated with the Reporting Person. The Merger Agreement was approved by the board of directors of Verint based on the recommendation of the special committee and by the board of directors of the Reporting Person.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the terms of the Merger Agreement, a copy of which has been filed as Exhibit 1 hereto and incorporated herein by reference.

Voting Agreement

In connection with entering into the Merger Agreement, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with Verint pursuant to which the Reporting Person agreed, among other things, to vote the shares of Verint Common Stock and Verint Preferred Stock beneficially owned by the Reporting Person in favor of the adoption of the Merger Agreement. The Reporting Person also agreed to comply with certain restrictions on the disposition of such shares as set forth in the Voting Agreement, including requiring any transferee of the Reporting Person’s voting securities to be bound by the terms of the Voting Agreement. Pursuant to its terms, the Voting Agreement will terminate upon the earlier to occur of (1) the completion of the Merger and (2) the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the terms of the Voting Agreement, a copy of which has been filed as Exhibit 2 hereto and incorporated herein by reference.

Governance and Repurchase Rights Agreement

Also in connection with entering into the Merger Agreement, Verint and the Reporting Person entered into a Governance and Repurchase Rights Agreement (the “Governance and Repurchase Rights Agreement”).

Pursuant to the Governance and Repurchase Rights Agreement, in the event the Merger Agreement is terminated either because (i) the CNS share distribution or a CNS disposition failed to occur by April 30, 2013 (but only if approval of the Reporting Person’s shareholders was obtained) or (ii) a knowing or deliberate breach by the Reporting Person of its obligations under the Merger Agreement was not cured within 30 days of notice (“Trigger Events”), then during the 18 months following such termination, unless the Governance and Repurchase Rights Agreement is terminated earlier in accordance with its terms (the “Option Period”), Verint will use commercially reasonable efforts to cause its board of directors to be comprised of (1) nine directors for so long as the Letter Agreement dated May 30, 2012 among the Reporting Person, Cadian Capital Management, LLC (“Cadian Capital”), Cadian Fund LP, Cadian Master Fund LP and Cadian GP LLC (the “Cadian Agreement”) remains in effect and (2) seven directors in the event the Cadian Agreement is no longer in effect. Each party has agreed to use commercially reasonable efforts to ensure that any slate of nominees recommended for election to the Verint board of directors during the Agreement Term (as defined below) will include the following individuals: (a) for so long as the Reporting Person beneficially owns 50% or more of Verint’s outstanding voting securities (on an as-exercised and fully diluted basis) and the Cadian Agreement remains in effect, up to two nominees designated by the Reporting Person and up to three nominees designated by Cadian Capital, (b) for so long as either the Reporting Person beneficially owns more than 30% but less than 50% of the Verint’s outstanding voting securities (on an as-exercised and fully diluted basis) and the Cadian Agreement remains in effect or the Reporting Person owns more than 50% of Verint’s outstanding voting securities (on an as-exercised and fully diluted basis) and the Cadian Agreement is no longer in effect, up to two nominees designated by the Reporting Person, and (c) for so long as the Reporting Person beneficially owns more than 15% but less than 30% of Verint’s outstanding voting securities (on an as-exercised and fully diluted basis), one nominee designated by the Reporting Person. During the Agreement Term and for so long as the Cadian Agreement remains in effect, the Reporting Person will not amend, alter or supplement any of the terms or conditions of the Cadian Agreement relating to Verint or its board of directors, including the requirement contained in that agreement that all Verint directors designated by Cadian Capital qualify as “independent” pursuant to the NASDAQ listing standards, without Verint’s prior written consent.

In addition, following a Trigger Event, until the earlier of the expiration of the Option Period and the forfeiture of the Call Option (as defined below), neither the Reporting Person nor its affiliates will, directly or indirectly, acquire or propose to acquire beneficial ownership of any of Verint’s outstanding voting securities other than shares of Verint Common Stock acquired pursuant to the conversion of the Verint Preferred Stock beneficially owned by the Reporting Person (the “Standstill”).

The Reporting Person also agreed that for so long as the Verint board of directors is not comprised of a majority of directors that qualify as “independent” pursuant to the NASDAQ listing standards, the Reporting Person will, following a Trigger Event through the Agreement Term, other than with respect to elections of directors, vote the Verint voting securities that it beneficially owns (1) in proportion to the votes cast with respect to Verint voting securities not beneficially owned by the Reporting Person, unless the matter being voted upon (a) would materially and adversely affect the rights of the Verint Preferred Stock disproportionately relative to the rights of the Verint Common Stock, (b) solely relates to holders of Verint Preferred Stock or (c) would disproportionately have a material and adverse impact on holders of Verint Common Stock that own more than 9% of Verint’s outstanding voting securities (on an as-exercised and fully diluted basis), and (2) as instructed by the Reporting Person’s public shareholders in the event of a proposal with respect to (a) the sale, conveyance or disposition of all or substantially all of the assets of Verint or of Verint’s significant subsidiaries to a third party, (b) the consummation of certain transactions by which any person or group is or becomes the beneficial owner, directly or indirectly, of 50% or more of Verint’s voting securities or (c) specified other consolidations, mergers or business combinations involving Verint.

In addition, the Reporting Person granted Verint the right (which right may only be exercised once) following a Trigger Event and during the Option Period to purchase such number of shares (the “Option Shares”) of Verint Preferred Stock owned by the Reporting Person (or Verint Common Stock into which such Verint Preferred Stock has been converted) that would result in the Reporting Person having beneficial ownership of Verint voting securities of less than 50% but not less than 49.5% (on an as-exercised and fully diluted basis) (the “Call Option”). The purchase price of the Option Shares upon the exercise of the Call Option would be equal to the sum of (1) the aggregate liquidation preference of the Verint Preferred Stock to be purchased, plus (2) the aggregate market value (determined in accordance with the Governance and Repurchase Rights Agreement) of any Verint Common Stock to be purchased, plus (3) a pro rata portion of $5 million based on the number of Option Shares to be purchased (determined in accordance with the Governance and Repurchase Rights Agreement) relative to the total number of outstanding shares of the Verint Preferred Stock.

Verint also granted the Reporting Person the right (which right may only be exercised once) to cause Verint to purchase the Option Shares (the “Put Option” and, together with the Call Option, the “Options”) in the event the Merger Agreement is terminated because the CNS share distribution or a CNS disposition failed to occur by April 30, 2013 (but only if approval of the Reporting Person’s shareholders was obtained). The purchase price of the Option Shares upon the exercise of the Put Option would be equal to the lesser of (1) the sum of (a) the aggregate liquidation preference of the Verint Preferred Stock to be purchased plus (b) the aggregate market value (determined in accordance with the Governance and Repurchase Rights Agreement) of any Verint Common Stock to be purchased and (2) the sum of (a) the aggregate market value (determined in accordance with the Governance and Repurchase Rights Agreement) for the Option Shares (on an as-converted basis) plus (b) $25 million.

Each Option will automatically terminate in the event the Reporting Person beneficially owns less than 50% of Verint’s outstanding voting securities (on an as-exercised and fully diluted basis) unless an Option had been exercised but not consummated in accordance with the terms of the Governance and Repurchase Rights Agreement, in which case the termination date will be extended until the consummation of the Option. If the Reporting Person properly exercises its Put Option but Verint does not consummate the Put Option, the Reporting Person’s sole remedy would be Verint’s forfeiture of its Call Option and the termination of the Standstill.

Pursuant to its terms, the Governance and Repurchase Rights Agreement will terminate upon the earlier of the expiration of the Option Period and the date on which the Reporting Person consummates a transaction involving the Reporting Person pursuant to which the Reporting Person’s shareholders immediately preceding such transaction would hold securities representing less than 50% of the total outstanding voting power of the surviving or resulting entity of such transaction, unless an Option had been exercised at that time, in which case the termination date will be extended until the consummation of the Option (such period, the “Agreement Term”).

The foregoing description of the Governance and Repurchase Rights Agreement is qualified in its entirety by reference to the terms of the Governance and Repurchase Rights Agreement, a copy of which has been filed as Exhibit 3 hereto and incorporated herein by reference.

Distribution Agreement

The Merger Agreement also anticipates the Reporting Person’s entry into a distribution agreement (the “Distribution Agreement”), transition services agreement, tax disaffiliation agreement and employee matters agreement (collectively, the “Spin-Off Agreements”) with CNS in connection with the CNS share distribution. As previously disclosed, the Reporting Person’s board of directors has determined that it is in the best interests of the Reporting Person and its shareholders to pursue the spin-off of CNS into a separate, independent, publicly-traded company. Before the distribution of the shares of CNS to the Reporting Person’s shareholders, the Reporting Person and CNS expect to enter into the Spin-Off Agreements in order to effect the share distribution and provide a framework to govern the relationship of CNS and the Reporting Person up to and subsequent to the completion of the share distribution. In particular, the Distribution Agreement, among other things, would provide for the allocation between CNS and the Reporting Person of various assets, liabilities and obligations attributable to periods prior to the share distribution. In addition to indemnification for CNS liabilities, it is expected that CNS will agree to indemnify the Reporting Person and its affiliates (including Verint following the Merger) for certain other liabilities, including (1) up to a maximum of $25 million, liabilities relating to (a) breaches of representations, warranties and covenants made by the Reporting Person in the Merger Agreement and (b) any liabilities of the Reporting Person that are known by the Reporting Person prior to the Merger and are not required to be reflected or reserved against on a balance sheet prepared in accordance with U.S. generally accepted accounting principles or on the net worth statement delivered by the Reporting Person at the closing of the Merger, and (2) any liabilities relating to (a) the CNS business, (b) certain claims made by any shareholder or creditor of the Reporting Person related to the share distribution or the Merger or the transactions and disclosure documents related thereto, (c) certain claims by employees or former employees of the Reporting Person and CNS, (d) the sale of Starhome B.V., (e) any breach by CNS of its covenants and agreements in the Spin-Off Agreements and (f) certain retained liabilities of the Reporting Person that are not reflected on or reserved against on the net worth statement delivered by the Reporting Person at the closing of the Merger.

The foregoing descriptions of the Merger Agreement, Governance and Repurchase Rights Agreement, Voting Agreement and Distribution Agreement have been included to provide investors and securityholders with information regarding their respective terms and conditions. They are not intended to provide any other factual information regarding Verint or the Reporting Person. Such agreements contain representations and warranties made by Verint and the Reporting Person to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in such agreements are in some cases qualified by information in confidential disclosure letters or schedules provided by the parties to each other in connection with the signing of such agreements. While the Reporting Person does not believe that these disclosure letters or schedules contain information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in such agreements. The representations and warranties in the Merger Agreement or any of the other agreements should not be relied on as characterizations of the actual state of facts about Verint or the Reporting Person, since they were only made as of the date of such agreement and may be modified in important part by the associated disclosure letters or schedules. Moreover, certain representations and warranties in the Merger Agreement and the other agreements were used for the purpose of allocating risk between Verint and the Reporting Person rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the applicable agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following paragraph:

If the Merger is effected as provided in the Merger Agreement, the Reporting Person will no longer own any shares of Verint Common Stock or Verint Preferred Stock. The information disclosed in Item 4 above is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following paragraphs:

On August 12, 2012, the Reporting Person and Verint entered into the Merger Agreement providing for the merger, upon the terms and subject to the conditions set forth in the Merger Agreement, of the Reporting Person with and into a wholly-owned subsidiary of Verint. For additional information about the Merger Agreement, see Item 4 hereof. A copy of the Merger Agreement is attached hereto as Exhibit 1.

On August 12, 2012, the Reporting Person and Verint entered into the Voting Agreement pursuant to which the Reporting Person agreed, among other things, to vote the shares of Verint Common Stock and Verint Preferred Stock beneficially owned by the Reporting Person in favor of the adoption of the Merger Agreement and to comply with certain restrictions on the disposition of such shares as set forth in the Voting Agreement. For additional information about the Voting Agreement, see Item 4 hereof. A copy of the Voting Agreement is attached hereto as Exhibit 2.

On August 12, 2012, the Reporting Person and Verint entered into the Governance and Repurchase Rights Agreement pursuant to which the Reporting Person and Verint agreed, among other things, to certain rights and obligations regarding the composition of the board of directors of Verint and the repurchase of certain shares of Verint Preferred Stock and Verint Common Stock from the Reporting Person. For additional information about the Governance and Repurchase Rights Agreement, see Item 4 hereof. A copy of the Governance and Repurchase Rights Agreement is attached hereto as Exhibit 3.

Item 7. Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated August 12, 2012, by and among Comverse Technology, Inc., Verint Systems Inc. and Victory Acquisition I LLC (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Reporting Person on August 13, 2012).

2.	Voting Agreement, dated August 12, 2012, by and among Comverse Technology, Inc., Verint Systems Inc. and Victory Acquisition I LLC (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Reporting Person on August 13, 2012).

3.	Governance and Repurchase Rights Agreement, dated August 12, 2012, by and between Comverse Technology, Inc. and Verint Systems Inc. (incorporated herein by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Reporting Person on August 13, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2012

COMVERSE TECHNOLOGY, INC.

By:	/s/ Shefali A. Shah
	Name:	Shefali A. Shah
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Agreement and Plan of Merger, dated August 12, 2012, by and among Comverse Technology, Inc., Verint Systems Inc. and Victory Acquisition I LLC (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Reporting Person on August 13, 2012)

2	Voting Agreement, dated August 12, 2012, by and among Comverse Technology, Inc., Verint Systems Inc. and Victory Acquisition I LLC (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Reporting Person on August 13, 2012)

3	Governance and Repurchase Rights Agreement, dated August 12, 2012, by and between Comverse Technology, Inc. and Verint Systems Inc. (incorporated herein by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Reporting Person on August 13, 2012)

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